EXECUTIVE BOARD

P. Flynn

Chief Financial Officer

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Subject	Date

ING Groep N.V. Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-14642)	11 October 2012

Dear Mr. Rosenberg,

We are writing on behalf of ING Groep N.V. (the “Company”) in response to the comments contained in the September 27, 2012 letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 20-F for the fiscal year ended December 31, 2011 (the “2011 Form 20-F”).

We appreciate the Staff’s careful review of our 2011 Form 20-F. We have attempted to carefully and thoroughly consider the Staff’s comments. In our response, we have agreed to change or supplement the disclosure in our future filings, including the Form 20-F for the fiscal year ending December 31, 2012 (the “2012 Form 20-F”). We are doing so in the spirit of cooperation and not because we believe our prior filing is materially deficient or inaccurate. For your convenience, we have restated your comments in full in bold type. Our response is designated with the letter “R”.

In connection with the Company’s responses to the Staff’s questions, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comment as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Amstelveenseweg 500, 1081 KL Amsterdam, The Netherlands
P.O. Box 810, 1000 AV Amsterdam
T +31 20 5415424 F +31 20 5418570	ING Groep N.V., registered office Amsterdam
E patrick.flynn@ing.com	Trade Register no. 33231073 Amsterdam

BANKING	INVESTMENTS	LIFE INSURANCE	RETIREMENT SERVICES

Please do not hesitate to call me at (011) 31-20-564-7553 or William D. Torchiana of Sullivan & Cromwell LLP at (011) 33 1 7304-5890 with any questions or comments concerning this response.

Very truly yours,

/s/ Patrick Flynn

cc:	Vanessa Robertson Lisa Vanjoske Michael Rosenthall Jennifer Riegel (Securities and Exchange Commission) William D. Torchiana Joram M. Lietaert Peerbolte (Sullivan & Cromwell LLP)

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Operating and Financial Review and Prospects

Consolidated Results of Operations

Group Overview, page 66

1.	In the table on page 66 you present consolidated totals. It therefore appears that your consolidated total underlying net result and any of its components that do not agree directly with the amounts on your consolidated profit and loss account are non-GAAP/non-IFRS measures. Although underlying net result appears to be your measure of profit or loss for each reportable segment under paragraph 23 of IFRS 8, the presentation of a total segment profit or loss measure in any context other the reconciliation under paragraph 28 of IFRS 8 is a non-IFRS measure consistent with the guidance in Question 104.04 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please provide us proposed revised disclosure to be included in future Forms 20-F that identifies consolidated underlying net result and any of its components that are not presented on your financial statements as non-IFRS measures and provide all the reconciliations and other disclosures required by Item 10(e)(1)(i) of Regulation S-K. In this regard, it appears that your disclosure in the second paragraph on page 65 indicates how you use the segment measures, but does not appear to indicate how you use the consolidated measure or any of its consolidated components.

R:	Page 65 of the 2011 Form 20-F includes the following disclosure on the use of “underlying result” as “non-GAAP” performance measure:

“ING Group evaluates the results of its operating segments using the financial performance measure called underlying result. Underlying result is defined as result under IFRS-IASB excluding the impact of divestments and special items.”

As the Company evaluates all of its operating segments based on underlying result, it consequently also evaluates the consolidated results of the Group on that same basis.

ING recognizes the requirements of Item 10(e)(1)(i)(A)&(B) of Regulation S-K and believes that ING meets these requirements for its underlying result as a non-GAAP measure for both the segmental information and the consolidated Group information. With regard to the consolidated Group information, the sections ‘Consolidated results of operations’ and ‘Group overview’ on pages 65 to 69 of the 2011 Form 20-F present the following information:

•	the non-GAAP measure “underlying result”;

•	net result, which is determined in accordance with IFRS-IASB and is presented with equal prominence;

•	a reconciliation between both measures in the table on pages 66 and 68 as well as, through a reference on page 65, in Note 51 on page F-130.

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ING acknowledges that Item 10(e)(1)(i)(C) includes the following requirement:

“A statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations.”

Such disclosure is included in the section ‘Consolidated Results of Operations’ on page 65. This disclosure refers only explicitly to the evaluation of the performance of the operating segments, but equally applies to the consolidated Group. We intend to clarify this further by making substantially the following amendments to this disclosure in the 2012 Form 20-F:

“ING Group evaluates the results of its operating segments and the results of the consolidated Group using the financial performance measure called underlying result. Underlying result is defined as result under IFRS-IASB excluding the impact of divestments and special items. While these excluded items are significant components in understanding and assessing the Group’s consolidated financial performance, ING Group believes that the presentation of underlying result before tax enhances the understanding and comparability of its ~~segment~~ performance and that of its operating segments by highlighting result before tax attributable to ongoing operations and the underlying profitability of the businesses. For example, we believe that trends in the underlying profitability of our segments can be more clearly identified without the effects of the realized gains/losses on divestitures as the timing is largely subject to the Company’s discretion, influenced by market opportunities and ING Group does not believe that they are indicative of future results. Underlying result before tax is not a substitute for result before tax as determined in accordance with IFRS-IASB. ING Group’s definition of underlying result before tax may differ from those used by other companies and may change over time.”

Notes to Consolidated Financial Statements

Note 2.1.2 Notes to the Consolidated Accounts of ING Group

13 Shareholders’ Equity (Parent)/Non-Voting Equity Securities

Restrictions with respect to dividend and repayment of capital, page F-58

2.	Please provide us proposed revised disclosure to be included in future Forms 20-F that quantifies for the latest period the amounts of dividends that can be distributed from your subsidiaries and associates. In this regard, your current disclosure does not provide sufficient insight into the extent of the restrictions you disclose as required by paragraphs 41d of IAS 27 and 37f of IAS 28.

R:	IAS 27.41(d) requires the following disclosure:

‘The nature and extent of any significant restriction (e.g. resulting from borrowing arrangements or regulatory requirements) on the ability of subsidiaries to transfer funds to the parent in the form of cash dividends or to repay loans or advances.’

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IAS 28.37(f) requires the following disclosure:

‘The nature and extent of any significant restriction (e.g. resulting from borrowing arrangements or regulatory requirements) on the ability of associates to transfer funds to the investor in the form of cash dividends, or repayment of loans or advances.’

The Company complies with these requirements by disclosing the nature and extent of such restrictions on page F-17 of the 2011 Form 20-F:

“‘The Dutch Civil Code contains the restriction that dividends can only be paid up to an amount equal to the excess of the company’s own funds over the sum of the paid-up capital and reserves required by law. Additionally, certain Group companies are subject to restrictions on the amount of funds they may transfer in the form of dividends, or otherwise, to the parent company. Furthermore, in addition to the restrictions in respect of minimum capital requirements that are imposed by industry regulators in the countries in which the subsidiaries operate, other limitations exist in certain countries.”

and on page F-58 of the 2011 Form 20-F, which includes the following disclosure:

“ING Groep N.V. is subject to legal restrictions regarding the amount of dividends it can pay to the holders of its ordinary shares. Pursuant to the Dutch Civil Code, dividends can only be paid up to an amount equal to the excess of the company’s own funds over the sum of the paid-up capital, and reserves required by law. Moreover, ING Groep N.V.’s ability to pay dividends is dependent on the dividend payment ability of its subsidiaries and associates. ING Groep N.V. is legally required to create a non-distributable reserve insofar profits of its subsidiaries and associates are subject to dividend payment restrictions which apply to those subsidiaries and associates themselves. Such restrictions may among others be of a similar nature as the restrictions which apply to ING Groep N.V. Furthermore there can be restrictions as a result of minimum capital requirements that are imposed by industry regulators in the countries in which the subsidiaries operate, or other limitations which may exist in certain countries. Without prejudice to the authority of the Executive Board to allocate profits to reserves and to the fact that the ordinary shares are the most junior securities issued by ING Groep N.V., no specific dividend payment restrictions with respect to ordinary shares exist. Furthermore, ING Groep N.V. is subject to legal restrictions with respect to repayment of capital to holders of ordinary shares. Capital may be repaid to the holders of ordinary shares pursuant to an amendment of ING Groep N.V.’s Articles of Association whereby the ordinary shares are written down. Pursuant to the Dutch Civil Code, capital may only be repaid if none of ING Groep N.V.’s creditors opposes such a repayment within two months following the announcement of a resolution to that effect.”

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We do not believe that the above mentioned requirements in IFRS require quantification of the amounts of dividends that can be distributed from subsidiaries and associates, as the requirements refer to the “nature” and the “extent” of the restrictions and not to the amount of distributable reserves.

We note however that, in addition to the above disclosure, the Company already provides additional disclosures that assist in quantifying the restrictions in the two most important areas, being legal restrictions and minimum capital requirements.

Legal requirements

Note 13 ‘Equity’ on page F-57 includes the composition of shareholders’ equity and specifically identifies the components that are non-distributable based on legal constraints.

“Shareholders’ equity (parent)	2011	2010	2009

Share capital	919	919	919
Share premium	16,034	16,034	16,034
Revaluation reserve	5,550	4,752	2,466
Currency translation reserve	93	79	(2,011)
Other reserves	19,856	15,935	13,493

Shareholders’ equity (parent)	42,452	37,719	30,901

The following components cannot be freely distributed: the Revaluation reserve, Share of associates reserve (included in Other reserves), Currency translations reserve and the part of the Other reserves that relates to the former Stichting Regio Bank and the former Stichting Vakbondsspaarbank SPN. As at December 31, 2011, Other reserves included an amount of EUR 836 million (2010: EUR 741 million; 2009 EUR 645 million) related to the former Stichting Regiobank and the former Stichting Vakbondsspaarbank SPN.”

The Share of associates reserve is quantified in the table on page F-60.

Minimum capital requirements

Section 2.2.2 ‘Capital management’ on page F-227 includes a quantitative disclosure of the regulatory minimum capital requirements for both the banking and the insurance operations:

Regulatory capital adequacy ING Group	2011	2010

Required capital banking operations	31,107	29,860
Required capital insurance operations	9,515	8,826

Total required capital	40,626	38,686

The Company believes that with the combination of the above disclosures it has complied with IAS 27.41(d) and IAS 28.37(f).

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25 Discontinued Operations, page F-84

3.	You treat the Latin American pensions, life insurance and investment management operations as discontinued operations in 2011. These operations appear to represent only a portion of your previous Insurance Latin America reportable segment based on disclosures on pages F-84 and F-90 indicating that only a majority of the assets and liabilities were sold; therefore, you appear to continue to operate some portion of this segment. In comparison, you do not treat the 2012 sale of ING Direct USA, an apparent significant portion of your ING Direct reporting segment, as discontinued operations. Please provide us your analysis supporting your classification of these disposals and reference for us the authoritative literature you relied upon to support accounting. In your response also please:

•	Demonstrate to us whether each disposal is a component under paragraph 31 of IFRS 5; and

•	Quantify for us the portion of each reporting segment, in terms of assets and liabilities, that were disposed compared to the segment totals immediately prior to disposal.

R:	IFRS 5.32 includes the following requirements:

“A discontinued operation is a component of an entity that either has been disposed of or is classified as held for sale, and

(a) represents a separate major line of business or geographical area of operations,

(b) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or

(c) is a subsidiary acquired exclusively with a view to resale.”

The Company has analyzed both the Latin American pensions, life insurance and investment management operations (“Latin America”) and the ING Direct USA divestment against these criteria. As disclosed in Note 51 ‘Operating segments’ on page F-130, ING Group’s operating segments relate to the internal segmentation by business lines. ING thus considers its operating segments as “major line of business” for the purpose of applying IFRS 5.32. Furthermore ING uses the geographical areas as disclosed in the Note 52 ‘Information on geographical areas’ on page F-142 as “major geographical area” for the purpose of applying IFRS 5.32.

Latin America

The Latin American pensions and life insurance operations that were divested represented all of the Company’s activities in the segment ‘Insurance Latin America’, except for an associate in Brazil (which is accounted for under the equity method) and certain mortgage related activities in Mexico. As a result, almost all business activities in the segment Insurance Latin America ceased to exist and the requirement of IFRS 5.32(a) was met for the Latin American pensions and life insurance operations.

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The divestment of the Latin American investment management operations was part of the same transaction as the Latin American pensions and life insurance operations; these were part of one coordinated divestment plan and the same divestment transaction. As a result, the requirement of IFRS 5.32(b) was met for the Latin American investment management operations.

Therefore, the Company concluded that the total operations in scope of the divestment of Latin America qualified as discontinued operations under IFRS 5.32. This was disclosed as follows on page F-89 and F-90 of the 2011 Form 20-F:

“In December 2011 ING completed the sale of its Latin American pensions, life insurance and investment management operations for a total consideration of EUR 2,637 million to Grupo de Inversiones Suramericana (‘GRUPOSURA’). <…> The transaction also includes the local investment management capabilities in these five countries. Not included in the transaction is ING’s 36% stake in the leading Brazilian insurer Sul America SA. <…> ING’s Mortgage and ING’s Leasing businesses in Mexico are also not part of the transaction. The Latin American pensions, life insurance and investment management operations were previously included in the segments Insurance Latin America and ING Investment Management before they were classified as discontinued operations. The segment Insurance Latin America has ceased to exist following this transaction as the majority of assets and liabilities have been sold.”

The financial information of Latin America pensions and life insurance operations relative to the segment totals of Insurance Latin America is summarised as follows:

Latin America pensions and life insurance operations
2010

Assets disposed	3,162
Assets of the segment Insurance Latin America	4,056
Percentage	78%

Liabilities disposed	1,557
Liabilities of the segment Insurance Latin America	2,239
Percentage	70%

Income disposed operations	717
Income of the segment Insurance Latin America	876
Percentage	82%

Net result disposed operations	207
Net result of the segment Insurance Latin America	281
Percentage	74%

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ING Direct USA

ING Direct USA was part of the segment ‘ING Direct’, which included all of the Company’s ING Direct operations, including not only the operations in the US but also in other countries, such as Australia, Canada, Germany, France, Italy, Spain and the UK. Therefore, the divestment of ING Direct USA was not a major line of business under IFRS 5.32(a).

ING Direct USA was part of the geographical area ‘North America’. This geographical area included all of the Company’s operations in the US, including not only ING Direct USA, but also all its Commercial banking, Life insurance and Investment management operations in the US. Therefore, the divestment of ING Direct USA was not a major geographical area under IFRS 5.32(a).

The divestment of ING Direct USA was a stand-alone transaction that did not impact any of the other Direct operations in the segment ING Direct or other operations in the geographical area North America. As a result, the segment ING Direct and the geographical area North America continued to exist immediately after the divestment.

Therefore, the Company concluded that the divestment of ING Direct USA did not qualify as discontinued operations under IFRS 5.32.

The financial information of ING Direct USA relative to the segment totals of ING Direct is summarised as follows:

ING Direct USA
2011

Assets disposed	62,483
Assets of the segment ING Direct 1)	329,656
Percentage	19%
Assets of the geographical area North America	351,630
Percentage	18%

Liabilities disposed	64,265
Liabilities of the segment ING Direct1)	321,691
Percentage	20%

Income disposed operations	1,012
Income of the segment ING Direct	3,423
Percentage	30%
Income of the geographical area North America	17,701
Percentage	6%

Net result disposed operations	145
Net result of the segment ING Direct	649
Percentage	22%

1)	Assets/liabilities by banking segment are not disclosed; amounts are consolidated ING Direct N.V financials for illustration only.

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